UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number: 001-53087

LINIU TECHNOLOGY GROUP

(Translation of registrant’s name into English)

Alameda Dr. Carlos D’ Assumpcao No: 180
Edf. Tong Nam Ah Central Comercio,
13 Andar P Macau
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events.

Liniu Technology Group (the “Company”) previously announced pursuant to a Form 6-K filed with the Securities and Exchange Commission on March 3, 2017 that the Company closed the acquisition contemplated by the stock purchase agreement dated as of February 7, 2017 between the Company and Jia-Heng Industrial Ltd. (“Jia-Heng”), a Cayman Islands company and the holding company of Guangzhou LiNiu Network Technology Co. Ltd. (“LiNiu Network”). At the closing, the Company acquired a 51% equity interest in Jia-Heng.

This Amendment to Form 6-K is being filed to include the financial statements of LiNiu Network, which are attached hereto as Exhibits 99.1 and 99.2.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Financial Statements of Guangzhou LiNiu Network Technology Co. Ltd.

99.2	Unaudited Pro Forma Condensed Combined Financial Information

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 15, 2017	LINIU TECHNOLOGY GROUP

	By:	/s/ Yip Cheuk Fai
		Name:	Yip Cheuk Fai
		Title:	Chief Financial Officer